SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

____________________
Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated December 3, 2008 regarding the Telefónica Data Argentina S.A. Stock Transfer

Telefónica de Argentina S.A.

Buenos Aires, December 3rd, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica Data Argentina S.A. Stock Transfer

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (“TASA” or the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

To that effect and further to the subject of reference, I hereby inform that the Company and Telefónica Datacorp, S.A. Unipersonal (“DATACORP”) signed yesterday the closing agreement (the “Agreement”), whereby DATACORP agrees to transfer TASA 802,645 common, registered shares of $100 par value each and entitled to a vote per share, representing approximately 99.75% of the capital stock and Telefónica Data Argentina S.A. (“DATA”) votes.

The Agreement set forth that the transfer of the abovementioned shares will follow the scheme below:

- 492,228 common, registered shares of $100 par value each and entitled to a vote per share of the Company, transferred from DATACORP to TASA along with the signature of the Agreement dated December 2, 2008;
- 310,417 common, registered shares of $100 par value each and entitled to a vote per share of the Company, to be transferred from DATACORP to TASA by December 19, 2008.

In this connection, upon completion of the transaction, this Stock Exchange will be advised again on the Company’s shareholding in DATA.

The entire transaction will amount to US$ 57,084,835 (Fifty-Seven Million Eighty-Four Thousand Eight Hundred and Thirty-Five United States Dollars).

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	December 4, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel